SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                               SCHEDULE 13D/A
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 2)

                          ACADIANA BANCSHARES, INC.
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                              (Name of Issuer)


                   COMMON STOCK, $.01 PAR VALUE PER SHARE
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                       (Title of Class of Securities)


                                004280  10 3
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                               (CUSIP Number)


                            Gerald G. Reaux, Jr.
                          Acadiana Bancshares, Inc.
                          200 West Congress Street
                         Lafayette, Louisiana 70501
                               (337) 232-4631
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                                May 8, 2001
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                            (Page 1 of 4 Pages)



CUSIP No.  004280  10 3            13D/A                      Page 2 of 4 Pages


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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Gerald G. Reaux, Jr.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                 (b) [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
      PURSUANT TO ITEMS 2(d) OR 2(e)

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                        |
  NUMBER OF SHARES      |   7      SOLE VOTING POWER
 BENEFICIALLY OWNED     |
 BY EACH REPORTING      |          90,202
    PERSON WITH         |------------------------------------------------------
                        |
                        |   8      SHARED VOTING POWER
                        |
                        |          10,466
                        |------------------------------------------------------
                        |
                        |   9      SOLE DISPOSITIVE POWER
                        |
                        |          90,202
                        |------------------------------------------------------
                        |
                        |  10      SHARED DISPOSITIVE POWER
                        |
                        |          10,466
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      100,668
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
      CERTAIN SHARES

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.1%*
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14    TYPE OF REPORTING PERSON

      IN
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__________________________

* The Reporting Person's percentage ownership is determined by assuming that options held by such person (but not those held by any other person) and that are exercisable within sixty (60) days, have been exercised.



CUSIP No.  004280  10 3            13D/A                      Page 3 of 4 Pages


                       AMENDMENT NO. 2 TO SCHEDULE 13D

     This Amendment No. 2 to Schedule 13D is filed by Gerald G. Reaux, Jr. ("Reporting Person"), as an amendment to the Statement on Schedule 13D (the "Statement") relating to the shares of common stock, par value $.01 per share ("Common Stock") of Acadiana BancShares, Inc. (the "Issuer") filed with the Securities and Exchange Commission. The Statement is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

               (a) The Reporting Person beneficially owns 100,668 shares of Common Stock which represents approximately 8.1% of the outstanding shares of Common Stock upon exercise of the Reporting Person's options. At the date hereof, 1,183,721 shares of Common Stock were outstanding, not including outstanding options to purchase shares of Common Stock as reported in the Issuer's Form 10-Q filed on May 15, 2001.

               (b) The Reporting Person has sole voting and dispositive power with respect to 90,202 shares of Common Stock which includes 4,807 shares held in the Recognition and Retention Plan Trust which may be voted by him and 54,624 shares of Common Stock which may be purchased upon the exercise of stock options. The
     Reporting Person has shared voting and dispositive power with respect to 750 shares of Common Stock held by his spouse; 6,661 shares of Common Stock held in the Employee Stock Ownership Plan; and 3,055 shares of Common Stock held in his retirement plan.

                    The Reporting Person was granted 68,281 options on January 22, 1997 pursuant to the Issuer's stock option plan which vest and become exercisable over five years, at the rate of 20% per year, commencing one year from the date of grant.

               (c)  Not Applicable.

               (d)  Not Applicable.

               (e)  Not Applicable.



CUSIP No.  004280  10 3            13D/A                      Page 4 of 4 Pages


                                 Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D/A is true, complete and correct.





                                     /s/ Gerald G. Reaux, Jr.
                                     --------------------------------
                                     Gerald G. Reaux, Jr.




                                     Date: May 16, 2001